UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 09, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Sibanye-Stillwater signs three year agreement at its Kroondal operations
Johannesburg, 9 November 2017: Sibanye-Stillwater (JSE: SGL & NYSE: SBGL) advises that it has signed a three year wage agreement with all three unions at its Kroondal PGM operations in South Africa.

The agreement is effective from 1 July 2017 and includes a R1,000 per month increase year on year for the next 3 years for the category B employees (lower category employees) with CPI related increases for the next 3 years for category A employees. Medical aid subsidies will also increase from R300 by R50 per month year on year for three years for category A and B employees. The increase represents an average escalation of about 7% in the wage bill for the Kroondal operations.
Neal Froneman, CEO of the Group, said; “It was pleasing to note the acceptance of the wage agreement by all the unions namely the Association of Mineworkers and Construction Union (AMCU), the
National Union of Mineworkers (NUM) and Solidarity. These unions have acted in the interest of their members to protect jobs and at the same time considered the sustainable future of the Kroondal operations.”
Ends.
Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes. Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 09, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer